

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Peter Wojcik
Chief Executive Officer
Pharmagreen Biotech Inc.
2987 Blackbear Court
Coquitlam, British Columbia V3E 3A2

   Re: Pharmagreen Biotech Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2020
     Filed January 8, 2021
     Form 10-Q for the Quarterly Period Ended December 31, 2020
     Filed February 22, 2021
     File No. 000-56090

Dear Mr. Wojcik:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations.
Capital Resources and Liquidity, page 5

1. We note your disclosure that as a result of the voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, various convertible note holders triggered default provisions on your outstanding convertible notes. Please disclose the impact of entering and emerging from Chapter 11 Bankruptcy proceedings on your liquidity, debt obligations, financial position and results of operations.

Financial Statements
Consolidated Statements of Operations and Comprehensive Income (Loss), page 11

2.   Please revise to present the impairment loss from property and equipment within operating expenses, included in net loss before other income (expenses). Refer to guidance in ASC 360-10-45-4

Notes to the Consolidated Financial Statements
1.Nature of Business and Continuance of Operations, page 14

3.

We note your disclosure that you filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the District Bankruptcy Court for the District of Nevada on August 7, 2020. You also disclosed on page 3, that the Company filed motions with the Court seeking authorization to continue to operate its businesses as "debtors-in-possession" under the jurisdiction of the Court. Please explain in detail why the financial statements for the periods during reorganization proceedings presented here are not labeled as "debtors-in-possession". In addition, tell us and disclose whether you filed a plan of reorganization and disclosure statement with the court and whether the court confirmed the reorganization plan and issued a final decree of your case. Refer to ASC 852-10-55-2 and revise your financial statements and disclosures as appropriate.

4.   Considering the comment above, please explain in detail how you considered the financial statement presentation requirements in ASC 852-10-45 and related disclosures in ASC 852-10-50 applicable to entities during reorganization proceedings under Chapter 11. Revise your financial statements and disclosures as appropriate.

Form 10-Q for the Quarterly Period Ended December 31, 2020

Financial Statements
Notes to the Condensed Consolidated Financial Statements
1. Nature of Business and Continuance of Operations, page 7

5.   We note your disclosure that on October 9, 2020 a stay order was lifted by a United States District Judge of the United States District Court for the Southern District of New York which effectively removed the Company from its Chapter 11 bankruptcy proceedings and protection. Please clarify whether you met the criteria in ASC 852-10-45-19 to qualify for fresh start reporting and tell us how you concluded the accounting and reporting requirements under the guidance ASC 852-10-45-17 to 45-28 and ASC 852-10-50-7 are not applicable to your financial statements for the three months ended December 31, 2020. Revise your financial statements and disclosures as appropriate.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation